UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60920 /November 3, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13638

In the Matter of	:
	: ORDER MAKING FINDINGS AND
ENERGY SOURCE, INC.	: REVOKING REGISTRATION BY
	: DEFAULT
	:

       The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on October 5, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent Energy Source, Inc. (Energy Source), is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act, which has repeatedly failed to file required periodic reports.

       The Office of the Secretary has provided evidence that Energy Source was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) on October 8, 2009. Energy Source's Answer was due ten days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 2. No Answer has been received.

       Since Energy Source has not filed an Answer or otherwise defended the proceeding, it is in default. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, the following allegations of the OIP are deemed to be true. See 17 C.F.R. § 201.155(a).

       Energy Source is a Nevada shell corporation based in Edmond, Oklahoma. Energy Source's common stock is quoted under the ticker symbol BCIT on the Pink Sheets operated by Pink OTC Markets Inc., but PinkSheets.com reports no trades since December 21, 2007. The Commission approved a ten-day temporary trading suspension of Energy Source's (then known as Bancorp International Group, Inc.) common stock on August 30, 2005.

       Energy Source has failed to file its last six required periodic reports and is over one year delinquent in its periodic filing obligations. Specifically, it has failed to file any Forms 10-Q for the quarters ended June 30, 2009, March 31, 2009, September 30, 2008, June 30, 2008, and March 31, 2008, or a Form 10-K for the year ended December 31, 2008. Moreover, Energy

Source is a habitual delinquent filer. Over the past ten years, Respondent has filed on time just two of forty-two required periodic filings.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

As a result of the conduct described above, Energy Source has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering its delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Energy Source.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Energy Source, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge